Exhibit 99.1
AirMedia Announces Management Changes
Beijing, China — January 28, 2011 — AirMedia Group Inc. (“AirMedia”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced the appointment of Ms. Ping Sun as Chief Financial Officer of AirMedia, effective February 1, 2011.
“Ping has valuable financial and operational experience in both Fortune 500 and start-up companies. She also has financial expertise and best-practice experience in the United States as well as in China. We expect she will be instrumental for us in driving the Company’s operational efficiency and pursuing profitable growth and strategic opportunities. We’re pleased to have Ping on board and look forward to benefiting from the valuable financial and operational experience she brings to AirMedia,” remarked Mr. Herman Guo, chairman and chief executive officer of AirMedia.
“I am excited to join AirMedia at this stage of the Company’s growth,” said Ms. Ping Sun. “I look forward to working with Herman and the entire team to continually improve AirMedia’s operational efficiency and profitability.”
Prior to joining AirMedia, Ms. Sun founded Orilily LLC, an e-commerce start-up of branded fine jewelry boutique, and served as its managing director from January 2007 to January 2011. Prior to that, Ms. Sun was a finance director of Kodak (China) Investment Company Limited for Digital Capture & Home Printing, Greater Asia Region from January 2005 to December 2006. Prior to that, Ms. Sun worked in the United States as a financial reporting director and financial analyst of Eastman Kodak Company from 1999 to 2004. Ms. Sun also worked at various positions at China National Machine Tool Corporation from 1992 to 1997 and was vice president of a major subsidiary when she left. Ms. Sun received an MBA in finance, competitive & organizational strategy from University of Rochester in New York and a Bachelor of Engineering in automation from Tsinghua University in Beijing, China.
AirMedia today also announced the resignation of Mr. Xiaoya Zhang as president and acting chief financial officer, effective February 1, 2011. Mr. Zhang will also step down as a board member of AirMedia’s Board of Directors, effective February 1, 2011. Mr. Zhang is resigning to pursue other entrepreneurial opportunities. “As one of our founders, Xiaoya successfully led our first- and second-round private placements and played a critical role in our initial public offering. He also led our finance team through the transition period after the departure of our former CFO. We thank Xiaoya for all his contributions and wish him the very best in his new endeavors,” continued Mr. Herman Guo.
About AirMedia Group Inc.
AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in 34 major airports, including the 15 largest airports in China. AirMedia also operates digital TV screens in 38 major airports, including 26 out of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by nine airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega LED screens.
In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2014 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.
For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as AirMedia’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, our air travel advertising network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected; we derive most of our revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect our revenues and results of operations; our strategy of expanding our advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and our failure to do so could materially reduce the attractiveness of our network and harm our business, reputation and results of operations; if we do not succeed in our expansion into gas station and other outdoor media advertising, our future results of operations and growth prospects may be materially and adversely affected; if our customers reduce their advertising spending or are unable to pay us in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, our revenues and results of operations may be materially and adversely affected; we face risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for our advertising services or disrupt our operations; if we are unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow us to operate our advertising platforms, we may be unable to maintain or expand our network coverage and our business and prospects may be harmed; a significant portion of our revenues has been derived from the five largest airports and three largest airlines in China, and if any of these airports or airlines experiences a material business disruption, our ability to generate revenues and our results of operations would be materially and adversely affected; our limited operating history makes it difficult to evaluate our future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Investor Contact:
Raymond Huang
Senior Director of Investor Relations
AirMedia Group Inc.
Tel: +86-10-8460-8678
Email: ir@airmedia.net.cn
Caroline Straathof
IR Inside
Tel: +31-6-54624301
Email: info@irinside.com